UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

NEW CENTURY BANCORP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

64353M 10 0

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64353M 10 0

1. Names of Reporting Persons

Oscar N. Harris

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 256,023[1]
6. Shared Voting Power 91,694[2]
7. Sole Dispositive Power 256,023[1]
8. Shared Dispositive Power 91,694[2]

9. Aggregate Amount Beneficially Owned by Each Reporting Person

347,717 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not Applicable.

11.	Percent of Class Represented by Amount in Row (9)

5.0%3

12.	Type of Reporting Person (See Instructions)

IN

1 Includes 179,348 shares owned by Mr. Harris in his individual capacity and 76,675 shares held in an individual retirement account for Mr. Harris’s benefit.

2 Includes 89,299 shares owned jointly by Mr. Harris and his spouse and 2,395 shares owned by Mr. Harris’s spouse in her individual capacity, which Mr. Harris may be deemed to beneficially own.

3 Based on 6,913,636 shares of common stock of New Century Bancorp, Inc., issued and outstanding.

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Item 1.

(a)	Name of Issuer

New Century Bancorp, Inc.

(b)	Address of Issuer’s Principal Executive Offices

700 W. Cumberland Street

Dunn, North Carolina 28334

Item 2.

(a)	Name of Person Filing

Oscar N. Harris

(b)	Address of Principal Business Office or, if none, Residence

100 E. Cumberland Street

Dunn, North Carolina 28335

(c)	Citizenship

United States of America

(d)	Title of Class of Securities

Common stock, par value $1.00 per share

(e)	CUSIP Number

64353M 10 0

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[_] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

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(f)	[_] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[_] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J)

(k)	[_] Group, in accordance with § 240.13d-1(b)(1)(ii)(K)

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 347,717
(b)	Percent of class: 5.0%(1)
(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote – 256,023(2)

(ii)	Shared power to vote or to direct the vote – 91,694(3)
(iii)	Sole power to dispose or to direct the disposition of – 256,023(2)
(iv)	Shared power to dispose or to direct the disposition of - 91,694(3)

_________________________

(1)	Based on 6,913,636 shares of common stock of New Century Bancorp, Inc., issued and outstanding.

(2)	Includes 179,348 shares owned by Mr. Harris in his individual capacity and 76,675 shares held in an individual retirement account for Mr. Harris’s benefit.

(3)	Includes 89,299 shares owned jointly by Mr. Harris and his spouse and 2,395 shares owned by Mr. Harris’s spouse in her individual capacity, which Mr. Harris may be deemed to beneficially own.
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Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

Not applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013	/s/ Oscar N. Harris
Oscar N. Harris

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